Update to Free Writing Prospectus dated April 13, 2007 (the "FWP")
                           Filed Pursuant to Rule 433
                      Registration Statement No. 333-141613


The structure for the classes of offered certificates in the transaction has been changed in the following way:


General

         The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-C2 will include a class of certificates (the "Class A-MFL Certificates") that entitles its holders to payments of interest based on a floating rate. The issuing entity will include a swap agreement that will relate to the Class A-MFL Certificates. Credit Suisse International, an affiliate of the depositor, one of the mortgage loan sellers, one of the sponsors and one of the underwriters, will be the counterparty under that swap agreement. As of the date of the prospectus supplement, the swap counterparty has been assigned a senior unsecured debt rating of "AA-" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and a senior debt rating of "Aa3" by Moody's Investors Service, Inc.

         The Class A-MFL Certificates will represent interests in a grantor trust, the assets of which will include, among other things, an uncertificated REMIC regular interest, designated as the class A-MFL Upper-Tier REMIC regular interest, and the rights and obligations under the swap agreement. For so long as it is in effect, the swap agreement will provide, among other things, that amounts payable as interest with respect to the class A-MFL Upper-Tier REMIC regular interest will be exchanged for amounts payable by the swap counterparty under the swap agreement, with payments to be made between the swap counterparty and the trustee on behalf of the holders of the Class A-MFL Certificates on a net basis.

         The Class A-MFL Certificates will generally receive distributions of interest and principal on a pro rata basis with the class A-M certificates and will receive distributions of principal only after the balance of the class A-1, class A-2, class A-AB, class A-3 and class A-1-A certificates has been reduced to zero.

Investing in the Class A-MFL Certificates Involves Certain Risks

         Distributions on the Class A-MFL Certificates Will Depend, in Part, on Payments Received from the Swap Counterparty. Because the Class A-MFL Certificates will be paid through the class A-MFL Upper-Tier REMIC regular interest, which accrues interest at a fixed rate of interest, the ability of the holders of the Class A-MFL Certificates to obtain the payment of interest at the designated LIBOR-based pass-through rate (which payment of interest may be reduced in certain circumstances as described in the prospectus supplement) will depend on payment by the swap counterparty pursuant to the swap agreement.

         A Decline in the Ratings of the Swap Counterparty May Result in the Termination of the Swap Agreement and as a Result, the Pass-Through Rate on the Class A-MFL Certificates May Convert to the Pass-Through Rate on the Class A-MFL Upper-Tier REMIC Regular Interest. If the swap counterparty's long-term or short-term ratings fall below the ratings specified in the prospectus supplement under "Description of the Swap Agreement--The Swap Agreement," the swap counterparty will be required, in certain cases, to post collateral, find a guarantor acceptable to the rating agencies that will guarantee the swap counterparty's obligations under the swap agreement or find a replacement swap counterparty acceptable to the rating agencies, or in the case of a rating agency trigger event, to find a replacement swap counterparty acceptable to the rating agencies or, in certain circumstances, find a guarantor acceptable to the rating agencies that will guarantee the swap counterparty's obligations. In the event that the swap counterparty fails to either post acceptable collateral, find an acceptable guarantor or find an acceptable replacement swap counterparty after certain events or find a replacement swap counterparty or an acceptable guarantor, as applicable, after a rating agency trigger event, as the case may be, the trustee will be required to take such actions (following the expiration of any applicable grace period), unless otherwise directed in writing by the holders of 25% (by balance) of the Class A-MFL Certificates, to enforce the rights of the trustee under the swap agreement as may be permitted by the terms of the swap agreement and the series 2007-C2 pooling and servicing agreement and use any termination fees received from the swap counterparty to enter into a replacement swap agreement on substantially similar terms. If the costs attributable to entering into a replacement swap agreement would exceed the net proceeds of the termination of the swap agreement, a replacement swap agreement will not be entered into and any such proceeds will instead be distributed to the holders of the Class A-MFL Certificates. In such instance, the Class A-MFL Certificates will have the same pass-through rate of the class A-MFL Upper-Tier REMIC regular interest, which is a fixed rate. There can be no assurance that the swap counterparty will maintain the required ratings or have sufficient assets or otherwise be able to fulfill its obligations under the swap agreement.

LIBOR Fluctuations Will Affect Yields on the Class A-MFL Certificates

         The yield to investors in the Class A-MFL Certificates will be highly sensitive to changes in the level of LIBOR. Investors in the Class A-MFL Certificates should consider the risk that lower than anticipated levels of LIBOR could result in actual yields that are lower than anticipated yields on the Class A-MFL Certificates.

         For a more detailed discussion of the risks involved in investing in the Class A-MFL Certificates, see "Risks Related to the Swap Agreement" in the prospectus supplement.

The Swap Agreement

         The initial notional amount of the swap agreement will be equal to the total initial principal balance of the Class A-MFL Certificates (and, correspondingly, of the class A-MFL Upper-Tier REMIC regular interest). The notional amount of the swap agreement will decrease to the extent of any decrease in the total principal balance of the Class A-MFL Certificates (and, correspondingly, of the class A-MFL Upper-Tier REMIC regular interest). The termination date of the swap agreement will be the earliest of (i) the rated final distribution date for the Class A-MFL Certificates, (ii) the date on which the notional amount of the swap agreement is reduced to zero, (iii) the date on which the option to purchase all of the underlying mortgage loans and all other property remaining in the issuing entity is exercised and (iv) the date on which the termination of the issuing entity occurs.

         The interest accrual period for the Class A-MFL Certificates for any distribution date will be the period from and including the distribution date in the month preceding the month in which the related distribution date occurs (or, in the case of the first distribution date, from and including May , 2007) to, but excluding, the related distribution date; except that, if the swap agreement is terminated and not replaced or if there exists a continuing payment default by the swap counterparty under the swap agreement, then the interest accrual period with respect to the Class A-MFL Certificates for any distribution date will be the same as the interest accrual period for the class A-MFL Upper-Tier REMIC regular interest (the calendar month immediately preceding the month in which that distribution date occurs). Interest will be calculated with respect to the Class A-MFL Certificates based upon the actual number of days in the related interest accrual period and a year consisting of 360 days; except that, if the swap agreement is terminated and not replaced or if there exists a continuing payment default by the swap counterparty under the swap agreement, then the Class A-MFL Certificates will also accrue interest on the basis of a 360-day year consisting of twelve 30-day months.

         Under the swap agreement, the issuing entity will generally be obligated to pay to the swap counterparty with respect to each distribution date, out of interest amounts and any yield maintenance charges or static prepayment premiums paid or payable, as the case may be, with respect to the class A-MFL Upper-Tier REMIC regular interest, an amount equal to the sum of (i) any yield maintenance charges or static prepayment premiums allocable to the class A-MFL Upper-Tier REMIC regular interest and (ii) 1/12th of the product of
(A) the notional amount of the swap agreement for that distribution date and (B) % per annum, subject to adjustment as discussed in the following two paragraphs. The swap counterparty will generally be obligated to pay to the issuing entity with respect to each distribution date an amount equal to the product of (i) the notional amount of the swap agreement for that distribution date, (ii) LIBOR
plus %      per annum and (iii) a  fraction,  the  numerator  of which is the actual number of days elapsed during the related accrual period, and the denominator of which is 360, subject to adjustment as discussed in the following two paragraphs.

         If there is for any reason an interest shortfall with respect to the class A-MFL Upper-Tier REMIC regular interest, then the amount payable by the issuing entity to the swap counterparty with respect to any distribution date will be reduced by an amount equal to the amount, if any, by which (a) 1/12th of
the  product  of (i)     %,  multiplied  by (ii)  the  notional  amount  of the
swap agreement for that distribution date exceeds (b) the amount of interest distributions with respect to the class A-MFL Upper-Tier REMIC regular interest pursuant to the priority of distributions on that distribution date. As a result, the amount payable by the swap counterparty to the issuing entity with respect to the subject distribution date will also be reduced by an amount equal to the product of (a) the amount of the reduction determined as described in the immediately preceding sentence multiplied by (b) the quotient
of (i) the product of (x) LIBOR plus       %, multiplied by (y) the quotient of
the actual number of days in the related accrual period divided by 360, multiplied by (z) the notional amount of the swap agreement for that
distribution  date, divided by (ii) 1/12th of the  product  of (y)       %,
multiplied by (z) the notional amount of the swap agreement for that distribution date.

         If the amount paid by the issuing entity to the swap counterparty is reduced on any distribution date as described in the preceding paragraph, and if on any subsequent distribution date the amount of interest distributions with respect to the class A-MFL Upper-Tier REMIC regular interest pursuant to the priority of distributions on that distribution date exceeds 1/12th of the
product of (i)     %,  multiplied by (ii) the notional  amount of the swap
agreement for that distribution  date, then the issuing entity will be obligated under the swap agreement to reimburse such excess to the swap counterparty, up to the total amount of such reductions remaining unreimbursed to the swap counterparty from prior distribution dates, and the swap counterparty will be obligated under the swap agreement to reimburse to the issuing entity an amount equal to the product of (i) each amount reimbursed to the swap counterparty on the current distribution date and (ii) the quotient specified in clause (b) of the last sentence of the preceding paragraph for the distribution date on which the reduction that is currently being reimbursed originally occurred. Such reimbursements will be made on a first-in/first-out basis.

         For a more detailed discussion of the swap agreement and its terms, the allocation of interest and principal to the holders of the Class A-MFL Certificates and the allocation of losses to the holders of the Class A-MFL Certificates, see "Description of the Swap Agreement," "Description of the Offered Certificates--Distributions--Principal Distributions," "Description of the Offered Certificates--Distributions--Interest Distributions," "Description of the Offered Certificates --Distributions--Priority of Distributions" and "Description of the Offered Certificates--Reductions of Certificate Principal Balances in Connection with Realized Losses and Additional Trust Fund Expenses" in the prospectus supplement.

Alliance SAFD-PJ Loan

         With respect to the mortgage loan identified on Exhibit A-1 to the prospectus supplement as Alliance SAFD-PJ, an amendment to the loan documents provides that the Alliance SAFD-PJ Loan may, subject to satisfaction of specific conditions set forth in the loan documents, be assumed through a transfer of equity interests in the Alliance SAFD-PJ Borrower to a United States affiliate of a public REIT traded on an internationally recognized stock exchange in Australia following an initial public offering which the current sponsors of the Alliance SAFD-PJ Borrower are contemplating.

         The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-141613. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

         This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

         The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale. This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

         A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

         Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.